Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FIRST QUARTER 2023 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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Data readout for TREK-AD Phase 2b study of eblasakimab on track for early July 2023
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Four abstracts on eblasakimab and farudodstat, including two late-breakers, to be presented at the 1st International Societies of Investigative Dermatology meeting May 10-13 in Tokyo
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$20 million private placement led by BVF Partners with the potential to receive up to an additional $80 million if all warrants are exercised in full
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Company maintains healthy operating position with US$57.5 million in cash and cash equivalents as of March 31, 2023; expected runway through at least the second quarter of 2024

San Mateo, California, and Singapore, April 28, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the first quarter ended March 31, 2023, and provided an update on recent corporate activities.

“We have made strong progress in the first quarter of the year by completing enrollment in our TREK-AD Phase 2b trial, testing eblasakimab as a novel treatment for moderate-to-severe atopic dermatitis (AD), and we look forward to reporting topline data from this study in early July 2023,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “We have also advanced farudodstat into a Phase 2a, proof-of-concept study in alopecia areata (AA) expected to commence enrollment in the second quarter of 2023. AA is a common autoimmune disease that is associated with a severe psychological burden yet there are few effective treatments that are safe for long-term use. Farudodstat potently inhibits key drivers of AA disease pathophysiology and has the potential to be a novel, first-in-class treatment. This quarter we also announced strong support from BVF Partners and additional investors on a $20 million financing which we expect will enable sufficient runway for the company as we look forward to three possible clinical readouts in the next 12 months.”

First quarter 2023 and recent business highlights

Q1 and recent clinical developments

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In January, ASLAN and Thermo Fisher Scientific Inc (NYSE: TMO) announced a partnership to manufacture a high concentration formulation of eblasakimab for Phase 3 clinical trials. Thermo Fisher will manufacture this formulation of eblasakimab that ASLAN has developed, allowing up to 400 mg to be administered in a single, subcutaneous injection and suitable for use with different devices.
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In February, the final patient was enrolled in the TREK-AD (Trials with EblasaKimab in Atopic Dermatitis) study, a Phase 2b, dose-ranging, randomized, double-blind, placebo-controlled clinical trial of eblasakimab in adults with moderate-to-severe AD. ASLAN expects to report topline data from the study that is evaluating the efficacy and safety of eblasakimab in biologic naïve AD patients over a 16-week treatment period in early July 2023.

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In February, ASLAN announced the advancement of its clinical program to investigate farudodstat in a Phase 2a, proof-of-concept trial as a potential first-in-class treatment for AA. Farudodstat is 30-fold more potent than approved drugs in its class and has demonstrated a well-tolerated safety profile. The trial will recruit around 60 AA patients in the US and enrollment is expected to begin in the second quarter of 2023. The interim, topline readout following the first 12-week treatment period is expected in the first quarter of 2024 and will inform the design of the subsequent, Phase 2b, dose-ranging study.
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In March, two abstracts showcasing new data on eblasakimab were accepted for poster presentation at the first meeting of the International Societies for Investigative Dermatology (ISID), taking place from May 10 to 13, 2023, in Tokyo, Japan. The abstracts published online in the Journal of Investigative Dermatology explore eblasakimab’s efficacy across different body regions in AD patients including difficult-to-treat areas, such as the head and neck, and its potential for alleviating the underlying itch and hypersensitized sensory nerve fibers through multiple molecular pathways in AD.
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In April, two additional late-breaker abstracts were accepted for presentation at the ISID meeting. The late-breaker abstract on eblasakimab and the differences between IL-13Rα1 and IL4R blockade on Type 2 and Type 1 signalling in AD was accepted for oral presentation and the late-breaker abstract on the role of farudodstat in a human ex vivo model of AA was accepted for poster presentation. Additional details from the late-breaker abstracts will be shared after presentation at the conference.

Corporate updates

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In February, ASLAN announced that it entered into a definitive purchase agreement (Purchase Agreement) to raise gross proceeds of approximately $20 million resulting from the sale of its ordinary shares (or pre-funded warrants) and accompanying purchase warrants, at a purchase price of $0.178 per ordinary share (or the equivalent of $4.45 per American Depositary Share (“ADS”) after giving effect to the ADS Ratio Change described below) to BVF Partners, K2 HealthVentures and certain existing investors. In addition, ASLAN has the potential to receive up to an additional $80 million in proceeds if all purchase warrants issued in connection with the Purchase Agreement are fully exercised.
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In March, ASLAN’s management team hosted a virtual farudodstat Research and Development Day with Key Opinion Leader, Brett King, MD PhD, Associate Professor of Dermatology, Yale University School of Medicine, to discuss the unmet medical need in AA and the potential for farudodstat to be a novel, first-in-class treatment for AA patients. A replay of the event and presentation materials are available within the Investor Relations section of ASLAN’s website.
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In March, Alan Bianchi was appointed as Commercial Lead Advisor for eblasakimab. Alan is a biopharmaceutical marketing executive with extensive product commercialization and launch experience in dermatology and immunology. He held the role of Head, HCP marketing at Sanofi for the US launch of dupilumab and, most recently, was the Executive Director and US Marketing Lead for the global launch of tralokinumab at LEO Pharma.

Anticipated upcoming milestones

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New clinical and translational data on eblasakimab will be presented at the ISID Meeting in Tokyo, Japan, including a podium presentation for the late-breaker abstract. New translational data on farudodstat will be shared as a poster presentation. Posters will be available to view at the meeting from May 10, 2023, and will be uploaded to the “Publications” section of ASLAN’s website.

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The first patient is expected to be enrolled in the farudodstat Phase 2a, proof-of-concept study in AA in the second quarter of 2023.
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Topline data from the Phase 2b TREK-AD trial of eblasakimab is expected in early July 2023.
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Topline data from the TREK-DX trial of eblasakimab is expected in the first quarter of 2024.
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Topline interim data from the farudodstat Phase 2a, proof-of-concept study in AA is expected in the first quarter of 2024.

First quarter 2023 financial highlights

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As of March 31, 2023, the Company had cash, cash equivalents and short-term investments of $57.5 million.
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Cash used in operations for the first quarter of 2023 was $19.3 million compared to $7.2 million in the same period in 2022.
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Research and development expenses were $14.1 million in the first quarter of 2023 compared to $9.4 million in the first quarter of 2022. The increase was due to higher clinical development and manufacturing costs for the eblasakimab studies and activities to support the commencement of the farudodstat Phase 2a, proof-of concept study.
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General and administrative expenses were $4.0 million in the first quarter of 2023 compared to $2.5 million in the first quarter of 2022. The increase was mainly driven by costs related to financing activities completed in the first quarter and increase in corporate activities.
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Net loss attributable to stockholders for the first quarter of 2023 was $19.1 million compared to a net loss of $12.9 million for the first quarter of 2022.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the first quarter of 2023 was 14.8 million (representing 370.7 million ordinary shares) compared to 13.9 million (representing 348.7 million ordinary shares) for the first quarter of 2022.
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At the opening of trading on the Nasdaq Capital Market on March 13, 2023, the Company effected a change in the ratio of its ADSs to its ordinary shares from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing twenty-five (25) ordinary shares (ADS Ratio Change). For the Company’s existing ADS holders, the ADS Ratio Change had the same effect as a one-for-five reverse ADS split. [Except as otherwise indicated, all information in this press release gives retroactive effect to the ADS Ratio Change.]

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2022 (audited)	March 31, 2023 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,902,077	$57,496,537
Other assets	3,976,350	2,611,142
Total current assets	$60,878,427	$60,107,679
NON-CURRENT ASSETS
Investment in associate company	8,587	(2,946)
Property, plant and equipment	43,140	41,670
Right-of-use assets	249,601	166,399
Intangible assets	5,836	4,806
Total non-current assets	307,164	209,929
TOTAL ASSETS	$61,185,591	$60,317,608
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$12,784,485	$10,021,102
Other payables	2,325,038	2,324,963
Lease liabilities - current	215,671	143,006
Current borrowings	7,748,831	10,605,934
Financial liabilities at fair value through profit or loss	90,213	145,268
Total current liabilities	23,164,238	23,240,273
NON-CURRENT LIABILITIES
Long-term borrowings	29,656,133	27,187,152
Total non-current liabilities	29,656,133	27,187,152
Total liabilities	52,820,371	50,427,425
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,619,540
Capital surplus	223,910,955	243,948,637
Accumulated deficits	(278,386,749)	(297,499,047)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	8,365,220	9,890,183
Total equity	8,365,220	9,890,183
TOTAL LIABILITIES AND EQUITY	$61,185,591	$60,317,608

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended March 31
	2022	2023
OPERATING EXPENSES
General and administrative expenses	$(2,535,533)	$(4,047,567)
Research and development expenses	(9,358,109)	(14,055,560)
Total operating expenses	(11,893,642)	(18,103,127)
LOSS FROM OPERATIONS	(11,893,642)	(18,103,127)
NON-OPERATING INCOME AND EXPENSES
Interest income	2,424	324,547
Other income	119,330	134
Other gains and losses	76,623	(240,875)
Finance costs	(1,083,021)	(1,074,850)
Total non-operating income and expenses	(884,644)	(991,044)
Share in losses of associated company, accounted for using equity method	(158,501)	(11,533)
LOSS BEFORE INCOME TAX	(12,936,787)	(19,105,704)
INCOME TAX EXPENSE	—	(6,593)
NET LOSS FOR THE PERIOD	(12,936,787)	(19,112,297)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(12,936,787)	$(19,112,297)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(12,936,787)	$(19,112,297)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(12,936,787)	$(19,112,297)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.04)	$(0.05)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.93)	$(1.29)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,723,365	370,707,916
Weighted-average number of ADS in the computation of basic loss per ADS	13,948,935	14,828,317

Each ADS represents twenty-five ordinary shares

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease. Eblasakimab is being investigated in a global Phase 2b trial of moderate-to-severe AD patients with topline readout expected in early July 2023. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme DHODH, as a potential first-in-class treatment for alopecia areata (AA) and plans to initiate a proof-of-concept trial in 2Q 2023. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to manufacturing activities, clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the potential benefits, capabilities and results of the Company’s collaboration efforts, including with Thermo Fisher; the Company’s cash runway; and the potential to receive up an additional $80 million if all purchase warrants being issued in connection with the Purchase Agreement are fully exercised. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic, the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com